EXHIBIT 5

EURO DISNEY S.C.A. Group

First Half 2006 Results Announcement

RECONCILIATION OF FIRST HALF 2005 INCOME STATEMENT

UNDER FRENCH GAAP AND IFRS

		First Half 2005
(€ in millions, unaudited)	Notes	French GAAP	IFRS Changes	Pro Forma IFRS

Revenues	1	494.1	(20.0)	474.1

Costs and expenses	1	(547.5)	22.2	(525.3)

Operating margin		(53.4)	2.2	(51.2)

Gains from debt modifications	3	—	58.9	58.9

Other net financial charges	2	(44.2)	7.2	(37.0)

Income from equity investments		—	—	—

Loss before Taxes		(97.6)	68.3	(29.3)

Exceptional expenses	4	(0.5)	0.5	—
Income tax		(0.5)	—	(0.5)

Net Loss		(98.6)	68.8	(29.8)

Net Loss attributable to:
Equity holder of the parent		(80.9)	56.4	(24.5)
Minority interests		(17.7)	12.4	(5.3)

1.          Revenues generated in cases where the Group acts as agent and not principal are required to be classified net of the related cost of sales under IFRS.

2.          Under IFRS, borrowings, notes payable and receivable are recorded using the effective interest method.

3.          Gains from debt modifications in fiscal year 2005 reflect the income statement recognition of the  difference between the fair values of the modified debt and the related carrying values.  The carrying values exceeded the fair values primarily due to interest rate concessions and forgiveness from the 1994 financial restructuring.  Under IFRS, these benefits are recognized over the life of the related debt.  Because the related debt was significantly modified in 2005, it was treated as having been extinguished and replaced with new loans, which resulted in the recognition of the gains.

4.          This line is no longer included in IFRS income statement. Costs are classified as operating or financial depending on their nature or function.